SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 8, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated November 8, 2016, entitled “Syneron Candela Announces FDA Clearance Of Profound™ SUBQ to Improve the Appearance of Cellulite, As Supported by Long Term Data.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250), on January 15, 2010 (Registration No. 333-164351), on December 9, 2013 (Registration No. 333-192729) and on September 8, 2016 (Registration No. 333-213539).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: November 8, 2016

SYNERON CANDELA ANNOUNCES FDA CLEARANCE OF PROFOUND™ SUBQ TO
IMPROVE THE APPEARANCE OF CELLULITE, AS SUPPORTED BY LONG TERM DATA

In Addition, the United States Patent and Trademark Office (USPTO) Has Issued a Notice of Allowance for US Patent Covering the Technology Used in Profound™.

Irvine, CA, November 8, 2016 — Syneron Medical Ltd. (NASDAQ: ELOS), a leading global aesthetic device company, announced today that it has achieved two major milestones to further strengthen Profound’s position in the marketplace.

Profound™ is a minimally invasive, fractional radiofrequency (RF) microneedling device indicated for use in dermatologic and general surgical procedures for electrocoagulation and hemostasis. Specifically, the 25º Dermal handpiece and cartridge are used for percutaneous treatment of facial wrinkles, and the 75º SubQ handpiece and cartridge are used to improve the appearance of cellulite in patients with Fitzpatrick skin types I-III as supported by long-term clinical data (6 months).

FDA 510(K) CLEARANCE OF PROFOUND™ SUBQ TO IMPROVE THE APPEARANCE OF CELLULITE

Syneron Candela has received U.S. Food and Drug Administration (FDA) 510(k) clearance for Profound™ when using the SubQ handpiece and cartridge to improve the appearance of cellulite in patients with Fitzpatrick skin types I-III, as supported by long term data (6 months).

A recent multi-center clinical study of Profound showed improvement of cellulite severity (in dimples and/undulation irregularities) in 94% of treated thighs assessed at a three month follow up by blinded review. Sustained improvement was observed at six month follow up in 93% of the treated thighs. When considering improvement in each cellulite feature separately, 86% of the treated thighs (of the 80 thighs with dimples at baseline) showed improvement in dimples, and 76% of the thighs (all thighs had undulation at baseline) showed improvement in undulation irregularities. Per subject results were similar, where 88% of the treated subjects showed improvement in the appearance of cellulite in both thighs in dimples and/or undulation at 3 months follow up, and 86% of the treated subjects showed improvement at 6 months follow up.

“The FDA clearance of Profound for treatment of cellulite is a major addition to the capabilities of this device and to our body shaping offering. Cellulite is one of the most disturbing aesthetic problems bothering women and one of the most difficult to treat. Cellulite is also one of the most prevalent aesthetic conditions bothering women at all ages, it is estimated that between 85-98% of adult women suffer from cellulite1. This new FDA clearance provides a new treatment opportunity for patients with minimal discomfort and downtime” said Philippe A. Schaison, CEO of Syneron Candela North America, “We are thrilled to be able to add to our portfolio a long term solution to improve the appearance of cellulite that is complementary to our existing products. In addition, this builds on the recent enhancement of the intellectual property position for Profound, which further strengthens our position in the market.”

“There has been an increased demand for treatments that can impact the appearance of cellulite over the past few years as it’s a driver of insecurities in both men and women,” said Macrene Alexiades, MD, Ph.D, Associate Clinical Professor, Yale University School of Medicine, and Director & President of Dermatology & Laser Surgery Center of New York. “Profound is an optimal treatment for patients with cellulite who are apprehensive about invasive procedures, as well as for those who are looking to improve the appearance of areas impacted by cellulite in a single treatment. Some subjects showed improvement starting at one month after treatment.”

FDA clearance for Profound to improve the appearance of cellulite using the SubQ cartridge and handpiece is based on positive data from utilizing the device in an institutional review board (IRB) reviewed multi-center study. The study measured success by analyzing the dimples and/or undulation irregularities in the thighs of 50 women with Fitzpatrick skin types I-III.
Syneron Candela plans to release the product in 2017.

1 Avram, Cellulite a review of its physiology and treatment, J Cosmet Laser Ther 2005; 7: 1–5

NOTICE OF ALLOWANCE FOR USA PATENT

The United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance, indicating that yet another patent will issue with claims covering the technology used in the Company’s Profound device. The new allowed claims cover any device that uses an array of needles to deliver energy into the dermal layer of skin to induce fractional thermal damage. The allowed claims and eventual patent are owned by Massachusetts General Hospital (MGH) and Syneron holds an exclusive worldwide license to this intellectual property for use in aesthetic applications. In addition to this intellectual property, Syneron holds several additional U.S. and international patents covering the Profound™ RF micro-needle fractional system.

Dr. Shimon Eckhouse, Chairman of Syneron Medical, commented, “The allowance of these broad new claims protecting our RF micro-needling technology is a significant development that further strengthens our position in this fast growing market and enhances our ability to enforce the Profound intellectual property against current or future violators. We believe this broad coverage has the potential of positioning Syneron as the only company in the U.S. utilizing a micro-needle array to deliver RF energy into the dermis. This technology has been clinically proven to induce growth of new collagen, elastin and hyaluronic acid significantly improving the appearance of skin. These new broad claims and our unique Profound™ technology are a result of many years of technology development and clinical research at MGH and Syneron and are an excellent example of the great potential of the close collaboration between leading academia, industry and leading aesthetic doctors that brings this new non-surgical technology to doctors and patients world-wide. We look forward to continue educating practices and patients on the unique capabilities of the Profound™ system and plan to expand the technology into new aesthetic applications in the future.”

ABOUT SYNERON CANDELA

Syneron Candela is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, women’s intimate wellness treatments, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products including UltraShape, VelaShape, GentleLase, VBeam Perfecta, PicoWay, CO2RE, CO2RE Intima, Profound and elōs Plus. Founded in 2000, the company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expectations, plans and prospects for the Company, including potential clinical successes, market acceptance of new products, and projected revenues, margins, earnings and market shares. The statements made by the Company are based upon management's current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include  the risk factors and other cautionary statements described in the Company's filings with the SEC, including those described in the Company's most recent Annual Report on Form 20-F, and in the filings that Syneron Medical makes with the SEC, and other factors beyond the Company's control. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.'s actual results, performance or achievements may vary materially from those expressed or implied by these forward-looking statements.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.'s views as of any date after the date of this document. The Company does not intend to update these statements and undertakes no duty to any person to provide any such update under any circumstance.

For additional information, please visit http://www.syneron-candela.com.

Media contact:
Kim Angelastro, Cohn & Wolfe
E: Kim.Angelastro@cohnwolfe.com
M: 912.441.8263
 P: 212.798.9740

Investor Relations contact:
Zack Kubow, The Ruth Group
E: zkubow@theruthgroup.com
 P: 646-536-7020